Terns Pharmaceuticals, Inc.

1065 East Hillsdale Blvd.

Suite 100

Foster City, California 94404

May 21, 2025

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Terns Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-287092

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Terns Pharmaceuticals, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-287092), so that it may become effective at 4:00 p.m., Eastern time, on May 23, 2025, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

TERNS PHARMACEUTICALS, INC.

By:	/s/ Andrew Gengos
Name: Andrew Gengos
Title: Chief Financial Officer